082-03116

GREAT QUEST
METALS LTD.

RECEIVED
2009 APR -2 P 2:22

[redacted]

09045769

March 26, 2009

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

Dear Sirs:

RE: Great Quest Metals Ltd. (the "Company")
Notice of 2009 Annual General Meeting & Record Date

In accordance with National Instrument 54-101, please be advised of the following information:

Meeting Type:	Annual General Meeting with NOBO List
Date & Time:	June 16, 2009 at 1:30 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Beneficial Ownership Determination Date:	April 24, 2009
Proxy Voting Cut-off Date and Time:	June 12, 2009
Proxy Material Available Date:	April 30, 2009
Class of Securities entitled to receive Notice to Vote	Common

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

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